Filed by Daily Mail & General Trust plc
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Capri Listco
Commission File No. 333-256152

The following are relevant slides from a presentation published by Daily Mail & General Trust plc in connection with its half year 2021 results on May 27, 2021. The full presentation is available on its website at https://www.dmgt.com/investors/.

2021 DMGT Results Presentation  Half year ended 31 March 2021 Thursday, 27 May 2021Paul Zwillenberg, CEO Tim Collier, CFO Karen White, RMS CEO

Half Year 2021 overview

Strategy is working and creating value

DMGT

Performance as expected given market conditions

> B2B Information Services continued to grow
> Events and Exhibitions limited by absence of physical events
> Consumer Media performed well; Metro severely affected by Covid-19 impact

Strategy creating value through active management of the portfolio

> Significant portfolio activity in H1: Hobsons sale, Cazoo investment and planned public listing, New Scientist acquisition
> Organic investment paying off
> Strong financial position to support future strategy: £293m pro forma net cash

Long-term thinking is in our DNA

> Investing in our businesses and people: all stakeholders benefit from our approach
> Underpins our capital allocation and portfolio management decisions
> Quality and integrity of our content, data, products and services: reputation with customers

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© 2021 DMGT 21  H1 2021 Disposals, acquisitions and investments  Investments £39m Acquisitions £77m New Scientist: £67m March 20212021 expectation: revenue >£20m; cash OI & operating profit c.£7mPrinting plants £10m October 2020  Investment in Cazoo £34m October 2020: total investment to date £117m (£104m cash)March 2021 announcement of planned public listing: DMGT stake valued at c.$1.35 billion  Disposals £300m EdTech (Hobsons): £294m March 2021FY 2020: revenue £85m; cash OI £10m; operating profit £6m

Cazoo transaction and listing structure

DMGT

Business combination with AJAX I: c.$8.1bn equity value

> AJAX I is a SPAC already listed on NYSE; trading at c.$10.00 per share[1]
> Transaction includes up to $805m AJAX cash and fully-committed PIPE of $800m at $10.00 per share
> Legal process expected to complete in Q4 FY 2021; 'AJAX' ticker to become 'CZOO'

Implications for DMGT

> DMGT's current holding of Cazoo would be valued at c.$1.35bn at $10.00 per share
> Cash on completion will depend on multiple factors: likely to be approximately $90m
> DMGT's remaining stake likely to be c.16% on a fully diluted basis
> Lock-up restrictions apply for 5 to 6 months after closing: to Q2 FY 2022
> No tax payable on gain at $1.35bn valuation (substantial shareholding exemption)

DMGT: accounting for Cazoo

> Cazoo is an investment, not an associate:
- Cazoo's losses do not impact DMGT's income statement
- Carried at fair value on DMGT's balance sheet

Note: (1) AJAX closing price of $9.91 on 26 May 2021.

© 2021 DMGT
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DMGT's strategy continues to work

DMGT

Long-term approach: disciplined portfolio management to drive value and growth

> Balanced portfolio by role, sector, business model: spanning B2B and Consumer Media
> Exciting growth opportunities: focus on excellent operational execution to deliver value
> Long-term thinking embedded in DMGT's culture[1]

Execution of strategy enabled major developments during H1 2021

> Disposal of Hobsons at a high multiple
> Investment in Cazoo driving substantial value creation
> Acquisition of New Scientist to improve quality of Consumer Media revenue streams
> Organic investment supporting product development and expansion into new markets

Future strategy: more of the same

> Clear portfolio objectives: cash flow to fund DMGT's financial commitments and organic investment
> Portfolio management: emphasis on compelling opportunities
> Occasional substantial value uplifts (e.g. Zoopla, Cazoo)
> DMGT central role: shaping the portfolio; selecting & supporting management teams; capital allocation

Note: (1) Some of the information from DMGT's first Sustainability Report is shown on slide 51. The full report is available on www.dmgt.com.

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CAZOO
Search. Drive. Smile.
CAZOO

Strategy in action: Cazoo case study

Backing entrepreneurial 'Businesses for the future'

DMGT

A disruptive consumer proposition with entrepreneurial leadership

DMGT understood the opportunity

- Compelling market dynamics
- Manageable risk with substantial potential upside

Our strategy enabled the investment

- Financial flexibility to invest in multiple rounds: first in November 2018
- Led investment round in Apr'20 (1st lockdown)
- Total investment of £117m: £104m cash; £13m (11%) media advertising credits
- Proposed transaction would value our stake at c.$1.35 billion

Good example of investing to generate capital returns

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© 2021 DMGT 44 JVs & Associates: reduced losses; good progress by YopaCazoo is an investment and is not included in joint ventures and associates Joint ventures and AssociatesDMGT’s share of adjusted operating profits and losses £ million H1 2020  H1 2021 Change %  Underlying % Total losses from JVs and associates (7)  (1)  (81%) (81%)

© 2021 DMGT Additional information in respect of Cazoo and AJAX I and where to find it 58 This communication relates to a proposed business combination among Cazoo Holdings Limited (“Cazoo”), AJAX I and Capri Listco (“Listco”). In connection with the proposed business combination, Listco filed a registration statement on Form F-4 that includes a proxy statement of AJAX I in connection with AJAX I’s solicitation of proxies for the vote by AJAX I’s shareholders with respect to the proposed business combination and a prospectus of Listco, which has not yet become effective. The proxy statement/prospectus will be sent to all AJAX I shareholders and Listco and AJAX I will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AJAX I and Listco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AJAX I may be obtained free of charge from AJAX I’s website at https://ajaxcap.com or by written request to AJAX I at 667 Madison Avenue, New York, NY 10065, United States of America and documents filed by DMGT may be obtained free of charge by written request to DMGT at Northcliffe House, 2 Derry Street, London W8 5TT.